Exhibit 1

FOR IMMEDIATE RELEASE	18 December 2014

ANNOUNCEMENT

WPP plc (“WPP”)

WPP was notified on 17 December 2014 of changes in the share ownership of Mr Timothy Shriver, a Non-Executive Director of the company. On 12 December 2014, Mr Timothy Shriver gifted 793 ADRs in WPP plc to the Fidelity Charitable Gift Fund.

On 12 December 2014, Mr Timothy Shriver purchased 807 ADRs in WPP plc at a price of $100.35870 per share.

Following this gift, Mr Timothy Shriver holds 2,014 ADRs, representing 0.0008% of WPP’s issued share capital.

END

Contact:

Feona McEwan, WPP	+44 (0) 207 408 2204